Graubard Miller

The Chrysler Building

405 Lexington Avenue

NEW YORK, N.Y. 10174-1101

(212) 818-8800

(212) 818-8881	(212) 818-8638
email address
jgallant@graubard.com

February 5, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pivotal Investment Corp. III

Amendment No. 1 to Form S-1

Filed January 25, 2021

File No. 333-252063

Ladies and Gentlemen:

On behalf of Pivotal Investment Corp. III (“Company”) and based on conversations with the Staff, we wish to advise the Staff that the original governing law provision of the Warrant Agreement was meant to ensure that the warrant agent, an entity that is based in New York, would not have to litigate any claim outside of New York. It was not meant to limit the right of the holders of warrants to litigate claims in any other jurisdiction. Accordingly we will include the following language (emphasis added) in the Company’s final prospectus to be filed pursuant to Rule 424(b)(4) under the section titled “Description of Securities – Warrants – Public Warrants”:

“The warrants will be issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders. Additionally, the warrant agreement provides that any action, proceeding or claim against us arising out of or relating in any way to the warrant agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York. However, such provision is not binding on holders of warrants and will not apply to suits brought to enforce any liability or duty created by the Securities Act of 1933 or the Securities Exchange Act 1934 or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum.”

Securities and Exchange Commission

February 5, 2021

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Mr. Kevin Griffin, CEO